Exhibit (g)(ii)

3453-00-00

REINSURANCE AGREEMENT

Effective March 1, 1993

between

LUTHERAN BROTHERHOOD

of

Minneapolis, MN

(The Reinsured, referred to as “Lutheran Brotherhood”)

and

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

of

St. Paul, Minnesota

(The Reinsurer, referred to as “Minnesota Mutual”)

ARTICLE I - REINSURANCE COVERAGE

1.	SCOPE OF COVERAGE: The reinsurance coverage provided by this Agreement shall apply to the risks arising from policies issued by Lutheran Brotherhood and described in Exhibit I, attached to and made part of this Agreement, and in each Exhibit which may be made a part hereof. Excluded from reinsurance under this Agreement shall be:

a)	any risks where it is evident at the time of underwriting that the individual either intends to travel to or is temporarily or permanently, residing in a country which is in a state of war, declared or otherwise, invasion, civil war, rebellion, uprising, military or usurped power or unusual political activity, and

b)	risks arising from conversions from group insurance where the full normal underwriting evidence prescribed for age and benefit amount was not obtained either at the time of the original issuance of the subject group coverage or at the time of its conversion.

The terms of this Agreement and of the Exhibits shall determine the rights and obligations of the parties. The reinsurance to be provided for any risks which are not specifically referred to in the Exhibits shall be as determined through mutual negotiation.

2.

BASIS OF COVERAGE: Commencing with the respective effective dates which are specified in the Exhibits, Lutheran Brotherhood shall automatically reinsure with Minnesota Mutual the eligible risks which are described in the Exhibits and Minnesota Mutual agrees to accept such reinsurance as provided. Under no circumstance shall Lutheran Brotherhood automatically bind

Minnesota Mutual for any risk if, in respect of risks arising either from the same original application or concurrent application(s) or from previous applications for insurance or policies on the same individual, Lutheran Brotherhood has already submitted an application to Minnesota Mutual or any other company for reinsurance on a facultative basis.

3.	AUTOMATIC COVERAGE: Provided that all of the conditions for Automatic Reinsurance which are specified in the relevant Exhibit shall first have been satisfied, Lutheran Brotherhood shall cede the indicated risks to Minnesota Mutual and Minnesota Mutual shall automatically accept such cessions for up to risk amounts in each case which, when combined with the amounts of all other risks on the same individual that Lutheran Brotherhood has already reinsured with Minnesota Mutual on an automatic basis under this Agreement or under any other agreement, do not exceed the applicable Automatic Acceptance Limits of Minnesota Mutual which are stated in the relevant Exhibit.

4.

FACULTATIVE COVERAGE: Whenever Lutheran Brotherhood requires reinsurance for any risk which otherwise qualifies for automatic coverage under this Agreement, but which Lutheran Brotherhood prefers not to cede on that basis, Lutheran Brotherhood may submit an application to Minnesota Mutual for such reinsurance on a facultative basis at the same time that Lutheran Brotherhood applies to any other reinsurer for such reinsurance on a facultative basis. Whenever Lutheran Brotherhood desires reinsurance for any risk which surpasses the acceptance limit or does not meet any of the other conditions for automatic coverage under this Agreement Lutheran Brotherhood may, at its option and subject to the restriction hereafter specified in this section and any further restrictions or conditions that may be stipulated in the relevant Exhibit, submit an application to Minnesota Mutual for such reinsurance on a facultative basis. Minnesota Mutual shall consider, as detailed in Article II, acceptance of the risks indicated for reinsurance on all such applications, regardless of the risk amounts, if any, that Lutheran Brotherhood proposes to retain.

5.	INCREASING RISKS: Unless otherwise specified in the relevant Exhibit, the maximum ultimate face amounts for all years shall be applied to the respective acceptance and retention amounts and limits stated herein when automatic or conditional increases in the face amounts of the life insurance and supplementary benefits are contractually provided for by the base plan or rider of the policy.

6.	MINIMUM CESSION AMOUNT: An initial reinsurance amount of less than the applicable Minimum Cession Limit shown in the relevant Exhibit shall not be ceded under this Agreement.

7.	NEW LIMITS OF RETENTION: Lutheran Brotherhood shall, at any time, have the right to modify any of its limits affecting new cessions made under this Agreement by giving Minnesota Mutual thirty (30) days’ prior written notice, but in such case, the risk amounts to be automatically reinsured with Minnesota Mutual after such new limits take effect shall be as determined by mutual agreement between the two parties.

ARTICLE II - PROCEDURES TO EFFECT REINSURANCE

1.	AUTOMATIC REINSURANCE: For any risks that are to be automatically ceded to Minnesota Mutual, Lutheran Brotherhood shall, as soon as possible, complete and mail to Minnesota Mutual a cession form as specified in Paragraph 3 of this article.

2.

FACULTATIVE SUBMISSION: Lutheran Brotherhood shall, after completing its underwriting, submit to Minnesota Mutual an Application for Reinsurance together with copies of any and all information it has about the risk, including specifically, but not limited to, the original application for insurance, medical examiner’s report, attending physician’s statement, inspection report and all other relevant information bearing on the insurability of the risk. Upon receipt of such submission, Minnesota Mutual shall analyze the risk promptly. Should additional information be necessary in order to evaluate the risk, Minnesota Mutual shall notify Lutheran Brotherhood and Lutheran Brotherhood shall obtain and send to Minnesota Mutual copies of the necessary information. Upon completion of its evaluation, Minnesota Mutual shall promptly notify Lutheran Brotherhood by telephone, or facsimile transmission of its decision to either accept or decline the risk on the basis applied for and, in the case of an acceptance, the risk amounts that Minnesota Mutual is able to accept and the underwriting classifications at which it is willing to accept such risk amounts. All facultative offers of reinsurance by Minnesota Mutual shall remain valid until the earlier of the date specified in its written final acceptance or the conclusion of a period of 120 days, after which the offer shall be automatically withdrawn and the file shall be closed if by such date Lutheran Brotherhood has not reported the cession, as described in Section 3 of this Article, or notified Minnesota Mutual that its offer has been accepted and that a formal cession shall be forthcoming.

3.	FORMAL REPORTING OF REINSURANCE CESSION: Upon Lutheran Brotherhood’s placement of the policy, Lutheran Brotherhood shall promptly notify Minnesota Mutual, in accordance with the Reporting Mode specified in the relevant Exhibit, of each new cession being effected under this Agreement.

Individual: Lutheran Brotherhood shall complete, in duplicate, and mail to Minnesota Mutual a cession form, one copy of which shall be signed by Minnesota Mutual and returned to Lutheran Brotherhood as evidence of reinsurance.

Bulk: The relevant cession particulars and risk identification information shall be itemized on a new business report of a format which is to be mutually agreed upon by the parties.

4.	NOTICE TO CLOSE FILE: If the reinsurance risks on which Minnesota Mutual has facultatively offered to either conditionally or unconditionally accept shall not be ceded to Minnesota Mutual for any of the reasons stated below, Lutheran Brotherhood shall promptly send a notice advising Minnesota Mutual to close its file.

A.	The amounts of life insurance and any supplementary benefits placed with Lutheran Brotherhood have been reduced from the amounts originally contemplated to amounts which either fall entirely within the indicated Retention of Lutheran Brotherhood or result in a cession which falls below the minimum amount described in the relevant Exhibit.

B.	Lutheran Brotherhood has accepted another Reinsurer’s facultative offer of reinsurance coverage.

C.	The policy was not placed in force.

ARTICLE III - LIABILITY

1.	AUTOMATIC REINSURANCE: The liability of Minnesota Mutual shall commence simultaneously with the liability of Lutheran Brotherhood under the policy or policies reinsured.

2.	FACULTATIVE REINSURANCE: Minnesota Mutual shall incur no liability until it has notified Lutheran Brotherhood of its unconditional acceptance of the risk, but after such notification, the liability of Minnesota Mutual shall commence simultaneously with the liability of Lutheran Brotherhood under the policy or policies reinsured.

3.	DURATION: Subject to the provisions of this Article, the provisions of Articles VIII, XIV and XV and conditional to the timely payments of premiums as provided for in Article X, the liability of Minnesota Mutual for the risks under each cession shall continue as long as Lutheran Brotherhood remains liable under the respective policy or policies, and shall cease simultaneously with the cessation of Lutheran Brotherhood’s liability.

4.

PRE-ISSUE LIABILITY: In the event that Lutheran Brotherhood becomes liable for a death benefit solely under the terms of a conditional receipt or temporary insurance agreement issued in connection with an application for a plan of life insurance which is eligible for Automatic Reinsurance under this Agreement the application of certain conditions for Automatic Reinsurance shall be waived as described in the relevant Exhibit and the life insurance benefits in excess of Lutheran Brotherhood’s indicated retention shall, subject to the provisions of Section 2 and 3 of Article I and the remaining Conditions for Automatic

Reinsurance, qualify for Automatic Reinsurance. Under no circumstance, however, shall Minnesota Mutual’s liability under this provision exceed the lesser of a) Lutheran Brotherhood’s liability under the conditional receipt or temporary insurance agreement and b) the applicable automatic acceptance limit of Minnesota Mutual as stated in the relevant Exhibit.

ARTICLE IV - PLAN AND AMOUNT OF REINSURANCE

1.	LIFE REINSURANCE: Reinsurance of life reinsurance risk under this Agreement shall be on the Plan of Reinsurance specified in the relevant Exhibit for the amount at risk each policy year on the portion of the policy reinsured.

A.	Amount at Risk:

Amount at risk schedules shall be projected for 5 year periods. The amount at risk each year shall be that portion of the projected net death benefit risk reinsured for the given policy year which the amount reinsured with the Minnesota Mutual bears to the total amount reinsured on the policy. The projected net death benefit risk reinsured (PDBR) each policy year during the 5 year period shall be as determined by the application of the formula stated in Exhibit I.

B.	Term Riders: Unless otherwise specified in the Exhibit, the amount at risk each year for Term Riders shall be level and equal to the amount of benefit minus the amount retained by Lutheran Brotherhood.

2.	DISABILITY WAIVER OF PREMIUM AND ACCIDENTAL DEATH BENEFIT REINSURANCE:

Reinsurance of Disability Waiver of Premium Benefit risk accepted under this Agreement shall be on the Plan of Reinsurance which is specified in the relevant Exhibit and, unless otherwise provided for in the Exhibit, shall be for an amount in each case of up to, but not exceeding, the amount which corresponds to the face amount of the associated life insurance risk being contemporaneously reinsured.

ARTICLE V - REINSURANCE CONSIDERATION

1.	PREMIUMS, COMMISSIONS AND ALLOWANCES: The premiums payable to Minnesota Mutual by Lutheran Brotherhood for reinsurance of each standard or substandard life insurance or supplementary benefit risk under this Agreement and the commissions and/or allowances to be credited to Lutheran Brotherhood by Minnesota Mutual in respect of such reinsurance premiums shall be determined as specified in the relevant Exhibit.

2.	RESERVE ADJUSTMENT: The reserve adjustments for reinsurance under this Agreement on a YRT Plan of Reinsurance shall be as stipulated in the relevant Exhibit.

3.	OVERRIDE COMMISSIONS: Unless otherwise provided by the relevant Exhibit, no override commissions or cession fees shall be payable.

ARTICLE VI - REINSURANCE CONDITIONS

1.	Lutheran Brotherhood shall, upon request, furnish Minnesota Mutual with any and all specimen copies of relevant applications, policy and rider forms and any tables of rates and values which may be required for the proper administration of the business reinsured under this Agreement.

2.	Each cession shall be subject to all applicable general privileges regarding avocation, flight, military or naval service, occupation, residence and travel and to all applicable provisions and general conditions, exceptions, limitations or restrictions contained in the respective policies of Lutheran Brotherhood except, however, that the reinsurance under this Agreement shall not provide any loan values and reinsurance effected on the Yearly Renewable Term (YRT) Plan of Reinsurance shall not participate in any dividends, nor provide any maturity or cash surrender, paid-up or other nonforfeiture values.

3.	Minnesota Mutual shall not be required to bear any portion of any expense for medical examinations or reports, inspection fees and any other charges or administrative costs incurred in connection with the issuance of the policy.

ARTICLE VII - TAX REIMBURSEMENT

When Minnesota Mutual is not required to pay provincial, state or municipal premium taxes upon the reinsurance premiums received from Lutheran Brotherhood, it shall, unless otherwise stated in the relevant Exhibit, reimburse Lutheran Brotherhood for any such taxes Lutheran Brotherhood may be required to pay with respect to that part of the reinsurance premiums received under Lutheran Brotherhood’s policies which is remitted to Minnesota Mutual as reinsurance premiums.

ARTICLE VIII - ADJUSTMENTS

1.	CHANGES: If any change is made in the insurance or plan of any policy reinsured under this Agreement, including, but not limited to, any change in the insurance amount or status caused by the application of a nonforfeiture provision, a corresponding change shall be simultaneously effected in the reinsurance. If a change is made in the underwriting classification of a substandard or rated risk, a corresponding change shall be made in the reinsurance, subject to the prior approval of Minnesota Mutual if such reinsurance was originally effected on a facultative basis. If, as a result of a non-contractual change, there is an unscheduled increase in the face amounts of the insurance and any supplementary benefits provided by the policy, a corresponding increase shall be simultaneously made in the reinsurance, subject to the prior approval of Minnesota Mutual if such reinsurance was originally effected on a facultative basis or if any of the risk amounts to be ceded after such increase exceeds the applicable automatic binding limit which is prescribed in Section 3 of Article I. An adjustment shall be made on all premium and, if applicable, commission or allowance, override commission, dividend, policy value and reserve items and if the change is effected between anniversary dates of the policy, a pro-rata adjustment on all premium and any applicable commission or allowance items shall be taken into account from the effective date of the change to the next anniversary date. To effect such adjustment, Lutheran Brotherhood shall provide to Minnesota Mutual a new or amended schedule of policy values as stated in Exhibit I.

2.	CONVERSIONS: If, in accordance with the policy provisions, the plan of the insurance on any policy for the life reinsured under this Agreement is converted from term to permanent life insurance from the original age at issue, attained age or some intermediate age, the reinsurance with Minnesota Mutual shall, unless otherwise stated in the relevant Exhibit or precluded by the resultant amount at risk, be continued under this Agreement. Unless differently stipulated in the Exhibit or otherwise mutually agreed to, such continuation of reinsurance for life insurance risks shall be on the Yearly Renewable Term (YRT) Plan of Reinsurance for the amounts at risk, as determined in accordance with Subsection l.B of Article IV, on that portion of the insurance continued with Lutheran Brotherhood after the conversion in excess of the amount originally retained by Lutheran Brotherhood prior to the conversion which the amount reinsured with Minnesota Mutual immediately prior to the conversion bears to the total amount reinsured by Lutheran Brotherhood with all reinsurers, including Minnesota Mutual, immediately prior to the conversion. If applicable, the continuation of reinsurance for any associated supplementary benefit risks shall be for a like proportion and on the Plan of Reinsurance specified in the Exhibit. The considerations due for the continuation of reinsurance under this Agreement following the conversion of the policy shall be as described in the Exhibit.

3.

REDUCED PAID-UP AND EXTENDED TERM INSURANCE: If the policy for any reinsurance under this Agreement lapses and, in accordance with the terms of the nonforfeiture provision in the policy, Reduced Paid-up or Extended Term Insurance benefits commence, the reinsurance with Minnesota Mutual shall, unless otherwise stated in the relevant Exhibit or precluded by the resultant amount at risk, be continued under this Agreement. Unless differently stipulated in the Exhibit or otherwise mutually agreed to, such continuation of reinsurance shall be on the Plan of Reinsurance which is specified in the Exhibit and for the amounts at risk, as determined in accordance with Subsection l.B of Article IV, on that portion of the insurance continued with Lutheran Brotherhood after the change to Reduced Paid-up or Extended Term Insurance in excess of the amount originally retained by Lutheran Brotherhood prior to the change in status which the amount reinsured with Minnesota Mutual immediately prior to the change bears to the total amount reinsured by Lutheran Brotherhood with all reinsurers, including Minnesota Mutual, immediately prior to such change. The considerations due for the continuation of reinsurance following the change in the status of the original policy to Reduced Paid-Up or Extended Term Insurance benefits shall be as described in the Exhibit.

4.

REDUCTIONS AND TERMINATIONS: If all or any part of the insurance on which the reinsurance coverage under this Agreement is based is terminated or reduced, the reinsurance with Minnesota Mutual shall be simultaneously terminated or reduced. Unless otherwise stated in the relevant Exhibit, the reduction in the reinsurance under this Agreement shall be for that portion of the reduction in the amount of Lutheran Brotherhood’s insurance which the amount reinsured with Minnesota Mutual prior to the reduction or termination bears to the total amount reinsured by Lutheran Brotherhood with all reinsurers, including Minnesota Mutual, prior to the reduction or termination. Minnesota Mutual shall refund to Lutheran Brotherhood any overpayment of reinsurance premiums, less any appropriate commissions or allowance, and its share of any applicable termination dividends and policy value amounts.

5.	MODE OF NOTIFICATION OF CHANGE: Lutheran Brotherhood shall promptly notify Minnesota Mutual, in accordance with the Reporting Mode prescribed in the relevant Exhibit, of all changes to, increases or reductions in and terminations of reinsurance subject to this Agreement.

A.	Individual: For each respective cession, Lutheran Brotherhood shall submit to Minnesota Mutual a notice which sets out the full particulars and relevant details of the change and the calculations for any reinsurance premium, commission or allowance, override commission, dividend, policy value and reserve adjustments due. When the reinsurance of Minnesota Mutual continues on and after the effective date of the change, Lutheran Brotherhood shall also send to Minnesota Mutual, in duplicate, an amended Reinsurance Cession form along with the change notice. One copy of the amended Cession shall be returned to Lutheran Brotherhood as evidence of reinsurance on the new basis.

B.	Bulk: Along with the risk identification information, the relevant particulars of the change and any reinsurance premium, commission or allowance, override commission, dividend, policy value and reserve adjustments due shall be included on reports of formats which are to be mutually agreed upon by both parties.

ARTICLE IX - REINSTATEMENTS

1.	If the policy for any reinsurance under this Agreement lapses for non-payment of premiums or is continued on a Reduced Paid-Up or Extended Term Insurance basis, and is subsequently approved for reinstatement by Lutheran Brotherhood in accordance with its underwriting practices and standards, the reinsurance with Minnesota Mutual shall, unless precluded by the resultant amount at risk, be reinstated under this Agreement as specified in this Article. Unless otherwise stated in the relevant Exhibit such reinstatement of reinsurance shall in each case be for the amounts at risk, as determined in accordance with Subsection l.B of Article IV, on that portion of insurance reinstated by Lutheran Brotherhood in excess of the amount originally retained by Lutheran Brotherhood prior to the termination or change in status which the amount reinsured with Minnesota Mutual prior to the termination or change in status bears to the total amount reinsured by Lutheran Brotherhood with all reinsurers, including Minnesota Mutual, prior to such termination or change in status.

2.

Reinstatement of the indicated amounts of reinsurance on risks which had originally been ceded under this Agreement on an automatic basis shall be automatic and such reinsurance shall become effective simultaneously with the effective date that the insurance risks with Lutheran Brotherhood are reinstated. If the reinsurance under this Agreement had originally been effected on a facultative basis, Lutheran Brotherhood shall submit to Minnesota Mutual, together with a notice providing the relevant particulars, copies of all papers received in connection with the request for reinstatement of the insurance. Minnesota Mutual shall review these documents and promptly notify Lutheran Brotherhood of its decision to approve or decline the reinstatement of the reinsurance.

3.	In the event of a reinstatement of any reinsurance in accordance with the terms of this Article, Lutheran Brotherhood shall pay to Minnesota Mutual all reinsurance premiums, less any applicable commissions or allowance, in a like manner as that which Lutheran Brotherhood receives for the reinstatement of its insurance. Thereafter, the reinsurance considerations shall be in accordance with Articles V and X.

4.	Lutheran Brotherhood shall promptly notify Minnesota Mutual, in accordance with the Reporting Mode prescribed in the relevant Exhibit, of each such reinstatement.

A.	Individual; For each respective cession, Lutheran Brotherhood shall submit to Minnesota Mutual a notice providing the relevant details of the reinstatement and setting out the calculations for any reinsurance premium, commission or allowance, dividend, policy value and reserve adjustments and interest payment due.

B.	Bulk: Along with the risk identification information, the relevant details of the reinstatement and any reinsurance premium, commission or allowance, dividend, policy value and reserve adjustments due shall be included on a reinstatement report of a format which is to be mutually agreed upon by the parties.

ARTICLE X - PAYMENTS

1.	Unless otherwise specified in the relevant Exhibit, the premiums for each cession made under this Agreement, including any cession on which the risk is an active claim for disability waiver of premium benefits, shall be paid on an annual basis, regardless of the method or the mode of premium payment for the underlying insurance with Lutheran Brotherhood. The first year premiums and any associated commissions or allowances, override commissions and reserve adjustments for each new cession shall become due on the date that the reinsurance with Minnesota Mutual effectively commences. Thereafter, the renewal premiums and any associated commissions or allowances, override commissions, dividends and reserve adjustments for each cession in force shall become due on each anniversary date of the underlying policy. Minnesota Mutual shall refund unearned premiums for the unexpired portion of the policy year in which death occurs.

2.	In respect of each block of business covered by this Agreement and dependent on the formal reporting mode (Individual or Bulk) agreed upon by the companies, the billing company shall, within twenty (20) days after the end of each successive Billing Period which is specified in each respective Exhibit, send to Lutheran Brotherhood a statement of account showing:

a)	the first year and renewal reinsurance premiums and any associated commissions or allowances, override commissions, dividends and reserve adjustments for new and in force reinsurance with payment due dates falling in the previous Billing Period,

b)	the reinsurance premium and any associated commission or allowance, override commission, dividend, policy value and reserve adjustments and any applicable interest for all changes, conversions, reductions, terminations, reinstatements and recommendations reported by Lutheran Brotherhood and processed by Minnesota Mutual for the previous Billing Period and

c)	if applicable per the mutually agreed upon format of the Reporting Mode for the particular block of business concerned, the premium tax reimbursement due.

Unless otherwise specified in the relevant Exhibit, the receiving company shall, within twenty (20) days of receiving the statement of account, remit payment for any final balance due. If the statement shows a final balance due Lutheran Brotherhood, Minnesota Mutual shall remit payment for the indicated amount.

3.	Minnesota Mutual shall have the right to terminate the reinsurance under the cessions for which premium payments are in default by giving sixty (60) days’ written notice of such termination to Lutheran Brotherhood. If all reinsurance premiums in default, including any which may become in default during the sixty-day period, are not paid before the expiration of such period, Minnesota Mutual shall be relieved of future liability under all cessions for which premiums remain unpaid. Notwithstanding the termination of reinsurance coverage as provided by this Section, Lutheran Brotherhood shall remain liable to Minnesota Mutual for all unpaid reinsurance premiums earned by Minnesota Mutual under this Agreement.

4.	Subject to the exception stated later in this Section, reinsurance terminated under Section 3 of this Article may be reinstated by Lutheran Brotherhood if, within sixty (60) days of the effective date of such termination, Lutheran Brotherhood shall pay to Minnesota Mutual the full amount of all of the unpaid reinsurance premiums for the cessions which were in force prior to their termination. The effective date of such reinstatement shall be the day that Minnesota Mutual receives payment for all of the required premiums. There shall be no reinstatement of reinsurance for a risk on which Lutheran Brotherhood incurred a claim for insurance benefits after the reinsurance under this Agreement terminated, even though the payment of the unpaid reinsurance premiums for such a risk is a condition for any reinstatement under this Section.

ARTICLE XI - BULK REPORTING

1.	Lutheran Brotherhood shall send to Minnesota Mutual the bulk reports which are referred to in Subsection 3.B of Article II, Subsection 5.B of Article VIII and Subsection 4.B of Article IX within the period specified in the relevant schedule.

2.	As soon as possible following the close of each calendar year, Lutheran Brotherhood shall, for each respective block of bulk reported reinsurance business covered by this Agreement, provide Minnesota Mutual with a listing of mutually agreed upon information on all cessions which were in force at the close of the calendar year concerned.

ARTICLE XII - ERRORS AND OMISSIONS

1.	Minnesota Mutual shall be bound as Lutheran Brotherhood is bound and it is understood and agreed that if non-payment of balances due within the time specified or failure to comply with any of the other terms of this Agreement is shown to be unintentional and the result of a misunderstanding or administrative oversight on the part of either party, then this Agreement shall not be deemed abrogated and both parties shall be restored to the respective positions they would have occupied had no such error or administrative oversight occurred.

2.	If it is discovered that Lutheran Brotherhood, through oversight or unintentional error, had failed to arrange the necessary automatic reinsurance for any risks in excess of its retention or quota share participation as indicated in the Exhibits, such reinsurance shall be obtained and effected under this Agreement, in accordance with Articles I and II, as of the date that the policy benefits which gave rise to the requirement of such reinsurance were issued. The maximum risk amounts for which Minnesota Mutual may be bound by Lutheran Brotherhood under this provision shall not exceed the applicable automatic binding limits, as prescribed in Section 3 of Article I, which were in effect on the date that the policy benefits were issued.

ARTICLE XIII - CLAIMS

1.	The liability of Minnesota Mutual on any reinsurance under this agreement shall commence simultaneously with that of Lutheran Brotherhood. In every case of loss, copies of the proofs obtained by Lutheran Brotherhood shall be taken by Minnesota Mutual as sufficient. Copies together with proof of the amount paid on such claim by Lutheran Brotherhood shall be furnished to Minnesota Mutual when requesting its share of the claim. However, if the amount of Life benefits or Accidental Death and Waiver of Premium benefits reinsured with Minnesota Mutual in connection with any claim for such benefits is in excess of 50% of the total liability, all papers in connection with such claim should be submitted to Minnesota Mutual for its recommendation before any admission of any liability.

2.	In settlement of reinsurance liability for waiver of premium disability benefits, Minnesota Mutual shall pay Lutheran Brotherhood its proportionate share of the gross annual premium being waived, including its share of any rider or supplementary benefit gross premium being waived, taking into account any fraction of a year for which premiums are waived, for that period during which the premiums under the original policy are waived. In no circumstance will Minnesota Mutual’s portion of premium being waived exceed $30,000.

3.

Upon receipt of a claim by Lutheran Brotherhood, copies of all claims papers shall be sent immediately to Minnesota Mutual, any settlement made by Lutheran Brotherhood shall be binding on Minnesota Mutual. When a death occurs within the contestable or suicide period and the amount reinsured with Minnesota Mutual is fifty percent (50%) of the total amount of the life insurance benefit provided by Lutheran Brotherhood’s policy, or greater, or if

Lutheran Brotherhood retained less than, or none of, its usual limit of risk on the basic plan or supplementary benefits and riders, then all papers connected with the claim shall be submitted to Minnesota Mutual for recommendation before Lutheran Brotherhood admits liability or makes any settlement with the claimant. Minnesota Mutual shall review all the claim papers and make a recommendation within ten (10) working days after receipt of all necessary papers.

4.	For all other claims where Lutheran Brotherhood decides to deny liability, it shall immediately notify Minnesota Mutual of its intention to contest the insurance reinsured under this Agreement or to assert defenses to a claim for such insurance. Lutheran Brotherhood shall then immediately submit to Minnesota Mutual for review, copies of all papers connected with the claim. Should any claim be settled on a compromise basis, Minnesota Mutual shall participate in such compromise in proportion to its respective liability under the policy or policies reinsured. Minnesota Mutual shall pay its share of the usual expenses of the contest in addition to its share of the claim itself. In no event shall the following categories of expenses or liabilities be considered as “usual expenses” or items of “net reinsurance liability:”

(a)	expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits which the REINSURED admits are payable;

(b)	expenses, fees, settlements, or judgments arising out of or in connection with claims against the REINSURED for punitive or exemplary damages;

(c)	expenses, fees, settlements, or judgments arising out of or in connection with claims made against the REINSURED and based on alleged or actual bad faith, failure to exercise good faith, or tortious conduct.

5.	For purposes of this agreement, penalties, attorney’s fees, and interest imposed automatically by statute against the REINSURED and arising solely out of a judgment being rendered against the REINSURED in a suit for policy benefits reinsured under this Agreement shall be considered “usual expenses.” In the event that Minnesota Mutual does not deem it advisable to contest the claim, it shall notify Lutheran Brotherhood within ten (10) working days after receipt of all the necessary papers. Minnesota Mutual shall then discharge all of its liability by paying the full amount of the reinsurance to Lutheran Brotherhood. Minnesota Mutual shall not be liable for any unusual expenses incurred by Lutheran Brotherhood in contesting the claim.

6.	If the amount of insurance provided by the policy or policies reinsured under this Agreement is increased or reduced because of a misstatement of age or sex established after the death of the life insured, Minnesota Mutual shall share in the increase or reduction in the proportion that the net liability of Minnesota Mutual bears to the total of the net liability of the Lutheran Brotherhood and the net liability of all reinsurers, including Minnesota Mutual, immediately prior to such increase or reduction. The reinsurance with Minnesota Mutual shall be rewritten from commencement on the basis of the adjusted amounts using premiums and reserves at the correct age or sex. The adjustment for the difference in reinsurance premiums shall be made without interest.

7.	In no event shall Minnesota Mutual participate in punitive or compensatory damages which are awarded against Lutheran Brotherhood as a result of an act, omission or course of conduct committed solely by Lutheran Brotherhood in connection with the insurance reinsured under this Agreement. Minnesota Mutual shall, however, pay its share of statutory penalties awarded against Lutheran Brotherhood in connection with insurance reinsured under this Agreement if Minnesota Mutual elected to join in the contest of the coverage in question. The parties recognize that circumstances may arise in which equity would require Minnesota Mutual, to the extent permitted by law, to share proportionately in certain assessed damages. Such circumstances are difficult to define in advance, but generally would be those situations in which Minnesota Mutual was an active party and directed the act, omission or course of conduct of Lutheran Brotherhood which ultimately results in the assessment of punitive and/or compensatory damages. In such situations, Lutheran Brotherhood and Minnesota Mutual shall share such damages so assessed, in equitable proportions. For the purposes of this provision, the following definitions shall apply:

(a)	“Punitive Damages” are those damages awarded as a penalty, the amount of which is not governed, nor fixed, by statute;

(b)	“Statutory Penalties” are those amounts which are awarded as a penalty, but fixed in amount by statute;

(c)	“Compensatory Damages” are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

ARTICLE XIV - INSOLVENCY

1.	All reinsurance benefits provided by this Agreement shall be payable by Minnesota Mutual directly to Lutheran Brotherhood, its liquidator, receiver or statutory successor on the basis of the liability of Lutheran Brotherhood under the policy or policies reinsured, without diminution because of the insolvency of Lutheran Brotherhood.

2.	It is understood, however, that in the event of the insolvency of Lutheran Brotherhood, the liquidator or receiver or statutory successor of Lutheran Brotherhood shall give written notice of the pendency of a claim against the insolvent Lutheran Brotherhood on the policy reinsured within reasonable time after such claim is filed in the insolvency proceedings. During the pendency of such claim, Minnesota Mutual may investigate such claim and interpose, at his own expense, in the proceedings where such claim is to be adjudicated, any defense or defenses which Minnesota Mutual may deem available to Lutheran Brotherhood or its liquidator, receiver or statutory successor. It is further understood that the expense thus incurred by Minnesota Mutual shall, subject to court approval, be chargeable against Lutheran Brotherhood as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to Lutheran Brotherhood solely as a result of the defense undertaken by Minnesota Mutual. Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose a defense to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by Lutheran Brotherhood.

3.	Any debts, matured or unmatured, liquidated or unliquidated, in favor of or against either Lutheran Brotherhood or Minnesota Mutual with respect to this Agreement are deemed mutual debts or credits, as the case may be, and will be offset, and only the balance will be allowed or paid.

ARTICLE XV - RECAPTURE

1.	The retention limits of Lutheran Brotherhood are shown in the attached exhibit if applicable. Lutheran Brotherhood shall notify Minnesota Mutual of any subsequent changes to these limits by giving 30 days prior written notice.

2.	If Lutheran Brotherhood increases any of its retention limits for any of the business described in the Exhibit, Lutheran Brotherhood shall, subject to the provisions of Article XXII regarding the termination of this Agreement, have the option of making corresponding reductions in the in force reinsurance. Such reductions shall only apply to the reinsurance on those lives on which Lutheran Brotherhood retained its maximum limit that had been in effect at the time the policy was, or the policies were, issued. No reduction, however, shall be made in any reinsurance until it has been in force under this Agreement for at least the number of years specified in the relevant Exhibit.

3.

If Lutheran Brotherhood elects to exercise its option to reduce the eligible existing reinsurance under this Agreement and written notice thereof is given to Minnesota Mutual within ninety (90) days of the effective date of the increase in its retention limits, then upon the anniversary date of each such reinsured policy next following the later of (a) the effective date of the increase in retention limits and (b) the end of the duration, as specified in Section 2 of this Article, that the reinsurance shall, as a precedence for such reduction, have remained in force under this Agreement, the risk amounts reinsured shall, unless otherwise precluded by similar recapture procedures being applied to prior risks on the same life, be reduced. The reduction shall be for such amounts in each case as shall be required to increase the total risk amounts to be retained by Lutheran Brotherhood to its new maximum limits. If any reinsurance be so reduced, all in force reinsurance under this Agreement which is eligible for recapture, as provided in this Article, shall be similarly reduced. If Lutheran Brotherhood’s excess risks under any policy have been reinsured with more than one reinsurer, the reduction in the reinsurance with Minnesota Mutual shall be for that proportion of the total indicated reduction which the respective risk amounts reinsured with Minnesota Mutual bear to the respective total risk amounts reinsured by Lutheran Brotherhood on such risk.

4.	If, at the time of recapture in accordance with the terms of this Article, the risk is an active claim for disability waiver of premium benefits, the life risk portion of the reinsurance under this Agreement shall be considered eligible for recapture and reduced accordingly. However, subject to the continued timely payments of the reinsurance premiums for the disability waiver of premium benefit risk as specified in Article X, the reinsurance under this Agreement for the associated disability waiver of premium benefit risk shall remain in full force and the liability of Minnesota Mutual on such reinsurance shall continue without reduction, to the extent specified in Section 2 of Article XIII, until the individual insured recovers and the policy is returned to a regular premium paying status, at which time that portion of such reinsurance which corresponds to the prior reduction in the reinsurance for the associated life insurance risk shall be recaptured by Lutheran Brotherhood.

5.	The execution or contemplation of execution by Lutheran Brotherhood of an excess of loss agreement shall in no way serve to reduce any inforce reinsurance under this Agreement.

6.	Whenever the amount at risk on the life risk portion of any existing reinsurance under this Agreement which does not include any associated accidental death benefit risk reduces to an amount equal to, or less than, the Trivial Limit specified in the relevant Exhibit, such reinsurance shall be wholly recaptured by Lutheran Brotherhood with effect from the date on which said amount at risk reduces to such level. If such recapture is effective between the anniversary dates of the policy, a pro-rata adjustment on all premium and any applicable commission or allowance items shall be taken into account from the effective date of the recapture to the next anniversary date.

7.	For recaptures, in accordance with the terms of this Article, of all or any portions of the risks on reinsurance effected on the Coinsurance and Modified Coinsurance plans of Reinsurance, adjustments shall, unless otherwise specified in the relevant Exhibit, be taken into account for the appropriate share of any dividends, policy values and reserves applicable.

ARTICLE XVI - CURRENCY

1.	ADMINISTRATIVE FORMS: Reinsurance under this Agreement shall be effected on an original currency basis where the risk and premium amounts and schedules are stated in the same currency as that of Lutheran Brotherhood’s policy.

2.	PAYMENTS: Unless otherwise stated in the Exhibit, settlements for all amounts due either party by the other as a result of transactions under the provisions of this Agreement shall be remitted in U.S. Dollars. For the purpose of this provision, the exchange rate to be used for converting non-U.S. Dollar original currency amounts to U.S. Dollar equivalent shall be the applicable Bankers Trust Company foreign exchange rate which is published in the Wall Street Journal. For statements of account, the relevant exchange rate which was in effect at the close of the last business day of the Billing Period covered by statement shall apply. For claims, the relevant exchange rate which was in effect at the close of the day on which Lutheran Brotherhood remitted its settlement to the insured shall apply.

ARTICLE XVII - RIGHT TO INSPECT

Minnesota Mutual shall have the right at any reasonable time to inspect, at the office of Lutheran Brotherhood, the papers, records, books, files and other documents relating (directly or indirectly) to the insurance coverage reinsured under this Agreement.

ARTICLE XVIII - ARBITRATION

1.	Disputes and differences arising out of, or relating to, this Agreement upon which an amicable understanding cannot be reached between the two parties shall be decided by arbitration. The arbitrators, who shall regard this Agreement from the standpoint of equity and the customary practices of the life insurance and life reinsurance industries rather than from that of strict law, are empowered to determine as to the interpretation of the treaty obligation.

2.	The court of Arbitrators, which is to be held in the city of St. Paul, Minnesota shall consist of three Arbitrators who must be officers of life insurance or life reinsurance companies that are not affiliated with any of the parties to this Agreement. One of the Arbitrators shall be appointed by Lutheran Brotherhood, the second by Minnesota Mutual, and the third shall be selected by these two representatives. Should either of the contracting parties decline to appoint an Arbitrator within thirty (30) days after the other contracting party has given notice of its appointment of an Arbitrator, or should the two Arbitrators be unable to agree upon the choice of the third Arbitrator within thirty (30) days after the appointment of the second, such appointment shall be made by the President of the American Council of Life Insurance or of its successor organization.

3.	The arbitrators shall not be bound by any rules of law. They shall decide by a majority of votes and from their written decision there can be no appeal. The cost of arbitration, including the fees of the Arbitrators, shall be shared by each party unless the Arbitrators shall decide otherwise.

ARTICLE XIX - SEVERABILITY

In the event that any of the provisions contained shall be invalid or unenforceable, such declaration or adjudication shall in no manner affect or impair the validity or the enforceability of the other provisions and the remaining provisions shall remain in full force and effect as though such invalid or unenforceable provisions or clauses had not been herein included or made a part of the Agreement.

ARTICLE XX - REFUNDS, DISCOUNTS, BONUSES

Unless otherwise provided for in the relevant Exhibit, reinsurance under this Agreement shall not be eligible for any experience refund, profit-sharing commission, volume discount or production or persistency bonus.

ARTICLE XXI - PARTIES TO THE AGREEMENT

This is an Agreement for reinsurance, to the extent of indemnification as herein provided, solely between Lutheran Brotherhood and Minnesota Mutual. The acceptance of reinsurance under this Agreement shall not create any right or legal relation whatever between:

A.	Minnesota Mutual and any person or party having an interest of any kind in any insurance of Lutheran Brotherhood, or

B.	Minnesota Mutual and any other reinsurer, or

C.	Minnesota Mutual and any other third party.

ARTICLE XXII - DURATION OF AGREEMENT

1.	This Agreement shall be unlimited in its duration but may, at any time, be altered only by the mutual consent of Lutheran Brotherhood and Minnesota Mutual. Such alterations, as may be agreed to, shall be embodied in Amendments, Addenda or correspondence which shall be attached to and form part of this Agreement and be regarded as equally binding.

2.	Any Exhibit of the Agreement or the entire Agreement may be terminated for new reinsurance at any time by either party giving ninety (90) days’ prior written notice to the other. Minnesota Mutual shall continue to accept new reinsurance during this ninety (90) day period in accordance with the terms and conditions of this Agreement. The termination of this Agreement to new reinsurance shall not affect any existing reinsurance, which shall, subject to the timely payments of reinsurance premiums as specified in Articles V and X, remain in force until the termination or expiry of each individual cession in accordance with the terms and conditions of this Agreement, provided, however, that Minnesota Mutual shall not be liable under this Agreement for any claims or reinsurance premium refunds which are not reported to Minnesota Mutual within one hundred and eighty (180) days following the termination or expiry of all reinsurance under this Agreement.

3.	In the event that either party terminates this Agreement, Lutheran Brotherhood shall not reduce any of the reinsurance, in accordance with Sections 2, 3, and 4 of Article XV, which is in force at the time the notice of termination is given, until said reinsurance has been in force for at least the number of years specified in Section 2 of Article XV.

ARTICLE XXIII - EXECUTION

In witness of the above, this Agreement is signed in duplicate on the dates and at the places indicated below.